

November 10, 2010

Mr. Vincent J. Milano
President and Chief Executive Officer
ViroPharma Inc.
730 Stockton Drive
Exton, PA 19341

> **Re:** **ViroPharma Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2010**
> **File No. 000-21699**

Dear Mr. Milano:

We have reviewed your supplemental response dated September 29, 2010 and are not persuaded by your arguments that the disclosure in your 2010 proxy statement was in material compliance with the relevant disclosure requirements. Please amend your Form 10-K for the fiscal year ended December 31, 2009 within ten business days to include your proposed revised disclosure regarding comment 2 attached to your supplemental response dated September 29, 2010. In this regard, please also include your proposed revised disclosure regarding comment 1 attached to your supplemental response. Please note that your proposed revised disclosure regarding comment 1 should be expanded to disclose the aggregate amount of milestone payments payable to Dr. Gerding. Although the Company cannot at this time predict the period in which milestone payments would be made, if at all, this information is considered material to an investor.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Rose Zukin, Staff Attorney, at (202) 551-3239 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director